51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

RepliCel Life Sciences Inc. ("RepliCel" or the "Company")
900 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Item 2 Date of Material Change

March 18, 2024

Item 3 News Release

The news release dated March 18, 2024 was disseminated through Market News and Stockwatch.

Item 4 Summary of Material Change

The Company announced that, on the recommendation of an independent committee (the "Special Committee") of its board of directors (the "Board"), it has entered into a non-binding letter of intent ("LOI") dated March 13, 2024, with 1456390 B.C. Ltd. (the "Purchaser"), a non-arm's length private British Columbia company owned and controlled by RepliCel's Chief Executive Officer ("CEO") and President Andrew Schutte, detailing a proposed asset acquisition (the "Proposed Transaction") of all patents currently held by RepliCel, all know-how related to such patents, marketing materials, brand, server data and hardware (collectively, the "Assets").

Item 5 Full Description of Material Change.

5.1 Full Description of Material Change

The Company announced that, on the recommendation of its Special Committee, it entered into a LOI dated March 13, 2024, with the Purchaser, a non-arm's length private British Columbia company owned and controlled by the RepliCel's CEO and President Andrew Schutte, detailing the Proposed Transaction for the purchase of all Assets.

The LOI stipulates that the Assets will be purchased from RepliCel in exchange for an 8% royalty on all gross profits earned by the Purchaser in relation to the sale of DermaPrecise™, RCH, RCT, RCS or their improvements after completion of the Proposed Transaction, up to a maximum of US$160,922,238 or a new number which would represent an equivalent of US$2.00 per share (the "Royalty").

With the anticipated commercialization of the Assets not set until 2025-2027, Management and the Board worked together over the past few months to explore all reasonable strategic alternatives and the Special Committee believes that this currently represents the best path forward to potential shareholder value.

As an initial step in the Proposed Transaction, and as a condition to the execution of the definitive agreement for the Proposed Transaction (the "Definitive Agreement"), RepliCel will use its commercially reasonable efforts to revoke its registration status under the Securities Exchange Act of 1934 in the United States of America (the "Registration Revocation"). In connection with the Proposed Transaction, RepliCel will also submit an application with the TSX Venture Exchange ("TSXV") and seek minority shareholder approval for a voluntary delisting of RepliCel's common shares from the facilities of the TSXV (the "Delisting"). Following the Delisting, it is intended that the Purchaser will to maintain RepliCel as a delisted entity, which is intended to serve as a royalty company following the closing of the Proposed Transaction. The Royalty is intended to be paid using the same process which is used to make dividend payments, through the Company's transfer agent. As the Proposed Transaciton amounts to a reviewable transaction under TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets, the common shares will remain halted.

Final terms of the Proposed Transaction will be set out in Definitive Agreement for the Proposed Transaction. In addition, the Purchaser and RepliCel will enter into a royalty agreement (the "Royalty Agreement") pursuant to which the Royalty will be granted to RepliCel. In addition, 3% of any future Asset sales would be attributed to RepliCel.

The sale of the Assets represents the sale of substantially all the assets of the Company and will require the approval of at least 66 ⅔% of the votes cast by the shareholders of RepliCel, present in person or represented by proxy and entitled to vote at the annual and special shareholder meeting to be held to approve the Proposed Transaction (the "Meeting"). The Proposed Transaction also has to be approved by an affirmative vote of at least a simple majority of the votes cast by shareholders of RepliCel present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by Andrew Schutte for common shares held either directly or indirectly in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as further discussed below.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Contact: Andrew Schutte, CEO and President
Telephone: 604.248.8693

Item 9 Date of Report

March 20, 2024